Filed by Comcast Corporation Pursuant to
                                       Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: AT&T Corp.
                                       Commission File No. 1-1105

                                       Date: March 5, 2002


     The following meeting was held by Comcast at Bear Stearns 15th Annual Media, Entertainment & Information Conference on March 4, 2002:


Ray Katz:      I first met these gentlemen in 1987 when they did business out of a strip mall in Bala Cynwood Pennsylvania. They had about
               $1.1 million subscribers. They had just split Storer Cable with TCI, which at the time was a very complicated transaction.
               Looking back on it, it was fairly plain vanilla. The largest acquisition they had done in their history I think they about doubled their size. And they're at it again. They're more than doubling their size this time with AT&T Broadband. Luckily for their shareholders, maybe not luckily maybe by design, there's a management team in place that has a lot of experience in integrating the acquisitions. This company has been integrating acquisitions for more than a decade. They've been doing it very successfully. They're about to undertake probably the biggest integration that they've ever undertaken. Leading the team to do that is Steve Burke. Steve is the President of Comcast Cable
               Communications and John Alchin will join Steve in telling you about the company. John is Executive Vice President and Treasurer and I'll give it over to Steve.

Steve Burke:   Thank you, Ray, and good afternoon. When you look at the year
               2001 in terms of Comcast's history, it's clearly going to be the year that we started the process of trying to come together with AT&T and that we culminated that process on December 19 with a deal. However, I think it makes sense for us to go back and look at the year 2001 - how we did with the business that we have - the 8.5 million subscribers that we have. Both because I think
               2001 was a great year for us and also because I think it would give you some insight in terms of how we look at our business and eventually when we put these two companies together, how we might look at Comcast AT&T when we go from 8.5 to 22 million subscribers. So if you look at our achievements during the year, you really see four major achievements. The first thing is essentially completed all of our rebuilds. We're 95% rebuilt at the end of the year. I think this is like structural unemployment. You never really get 100% rebuild just as you never get all the way to 0% unemployment. Ninety-five percent
               (95%) for the Comcast footprint is essentially where we would see ourselves settling in over time. So the rebuild process really ended for us at the end of 2001 and when you look at our free cash flow the company's ability to generate compounding free cash flow it accelerates dramatically in 2002 because we finished the rebuilds in 2001. Second thing is we feel we had a very strong year in terms of new service rollouts ending the year with 2.3 million digital subscribers and close to a million high-speed data subscribers. That's significantly higher than our guidance during the year. And we had year over year quarterly acceleration straight through the four quarters of 2001. At the same time as we did that and at the same time as I will speak, we integrated some new systems. We maintained the kind of steady cash flow - operating cash flow growth - that I think has been one of our primary focuses so that we think was a major achievement. And while doing all that we integrated two million subscribers, many of those two million subscribers from AT&T and I'll show you some slides about how those integrations have gone. That in the final analysis I think was one of the things that made us sleep well at night while signing up to this transaction that if we could do it with the
               1.4 million AT&T subscribers that we had successfully integrated, we could do it with a broader canvas to work on. So when we look at 2001, those were the key achievements. Here's a slide that shows the network. We were about 50% upgraded in 1996 going all the way to 95% in 2001. And really the underpinning behind everything we do is getting this platform in place and then building on this platform by layering in new products according to a prudent timetable. That's really what we're all about - as simple as it sounds. If you look at the first priority new product that we had it was digital cable. And our thinking was simple: the vast majority of our cash flow still to this day despite the success of high-speed data and digital cable and some of the other businesses we're entering comes from the old analog cable business. And when you've got $2 billion-plus in operating cash flow from a business and you have a competitor that can offer 200 channels when you can't, you have a - we believe a strategic imperative to get digital as broadly deployed as you can. And you'll see here starting from essentially no digital subscribers really test subscribers in 1998. You see the end of year '01 at 2.3 million and the end of year '02 if we hit the mid point in our guidance of approximately 3 million digital customers. And our philosophy here is to continue to push that penetration deeper and deeper into the base. In the beginning, our digital product was a $9.95 stripped down product that had very little product cost margins in the 90%-plus range. We then after about a year decided it was time to add a select number of diginets, digital channels. And at that point those had become more real in the economics of offering those became better and we launched this $14.95 digital product about 18 months ago. But our plan is really to step up this scale as we drive the penetration deeper. And if you think about it, as the product lifecycle starts to flatten out, to us that's a signal that it's time for a new product. Video on demand we're very excited about. I'll take you through. But beyond that, the idea is if you think about it we have a rebuilt plant. We now have - call it 2.5 million digital set top boxes out there. So we have literally hundreds of millions of dollars worth of boxes in place and how do you take that platform which is there and continue to build on it? That's really the strategy. As much to make money on the new services that you add to digital as to just drive digital deeper in the base to protect your customers from going anywhere else but staying with you. If you look at the digital platform, I think one of the things that we're excited about at this point that I think people have underplayed is that finally we believe high-definition television is something that the cable industry should push. And I want to caution everyone - we don't see this as being a large cash flow generator any time in the next year or two but we do think strategically particularly for the 1, 2, or 3% of our customers that are really the high-end customers who would be most likely to go satellite that the time is now to offer high def. We started offering high-definition television in the Philadelphia area with a fairly modest upfront capital investment this side of a million dollars. And what we found we had 1,000 demo boxes from Motorola. We sold through all thousand of those boxes with no advertising at all in about a two or three month period. Essentially what we do is we passed through HBO and Showtime and whatever local broadcasters we have deals with and our feeling now is that we should replicate that in the other major markets. So we'll be making an announcement in the not too distant future that we'll be doing the same thing in Baltimore, Washington, Detroit and the rest of the major markets that we operate in. In Philadelphia, Baltimore and Washington we're also going to be broadcasting about 100 games in each of those markets on our Comcast SportsNet in high def. And we're going to have a truck that's going to go back and forth between the cities. But basically our feeling is that the more def product we can have the more of a competitive differentiator we can have ultimately against satellite. It all comes back to competition and being ready for competition. We don't think satellite can offer high def local signals in market after market after market. We think we can and we want to preserve our high-end customers. So that's another example of using this digital platform to launch new products and get deeper in the market. Moving on to high-speed data, we ended the year with about 950,000 customers. We planned to add about 400,000 to 500,000 customers during 2002. This is the fastest growing business we have and the business right now that is consuming the most of our time that we're most excited about. If you look at our high-speed data business, we have


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


               completed the transition from Excite@home over to our own network, Comcast.net, which has been a difficult transition, but one that has a variety of very positive benefits to us and we're glad that that's behind us. Basically this transition allows us first of all to get control of our own destiny. We never want to be in a position again where our fastest growing, most important product is a product that we don't control. So we get back all of everything that control means in terms of service reliability, the ability to launch new products, so on and so forth. And then very importantly, we take our costs down very dramatically. We were paying @home 35% of sales, which worked out to about $12 - $13 per month. Granted, we're two months into the process of taking back the network, but we think our costs are going to be around $7 - $8 resulting in a savings of about $5 per customer per month, 12 months a year, $60 a year, a million customers. The math starts to get very compelling. So we're pleased to have that behind us. We glad we did it when we had a million customers and not when some day we have four million customers and we can concentrate on building that business now that that transitional period is behind us. What's particularly exciting about the high speed data growth, you can see on this slide while we have 2.3 million digital customers and only a million high-speed data customers, because high-speed data customers pay us $40.00 plus per month and digital customers pay us more like $15.00 a month, the revenue lines actually crossed and you can see high-speed data ramping very dramatically. The same thing is happening - excuse me, let me go back to that slide - the same thing is happening in terms of the cash flow side of the equation. We went back and looked at one of our original five-year plans for the high-speed data business. And it's interesting how much better this business is turning out to be than the original five-year plan. Our penetration - we're now in year three of that five-year plan. Our penetration is actually higher today than we thought it was going to be two years from now. Secondly, we had assumed that our prices would have to come down over time for a variety of marketplace factors. And in reality Comcast, AT&T, Time Warner, a lot of the big MSOs have actually increased their prices from $40 to $45. And as I mentioned, the key variable cost per month has gone down from $12 to $13 to $7 to $8, very different than our base cable business where we have programming costs, inflation that is higher than we wish it would be. So there are a variety of very positive things going on in our high-speed data business that we think bodes well for the future. If you then look at building on these platforms, the digital platform and the high-speed data platform, we think the next big step for us is video on demand. It is something that satellite can't do - again, coming back to what can we do to start to take the technical high road versus satellite. Something that satellite can't do. It is the ability, I think, to drive penetration another five or ten or fifteen points deeper into our subscriber base that I think is the most appealing to us. Obviously we'd like to make money on every movie rented but really the strategic imperative is if digital would have plateaued at a certain level can you get a booster rocket and push it another five, ten, or fifteen percentage points deeper. We have I think fairly quietly gone out and downloaded software into about 3 million homes. We have 13 million homes in the Comcast footprint pre-AT&T. About 3 million of the 13 million homes right now have VOD software in those home's boxes represents about 500,000 boxes. And each of those customers can call up VOD as they wish. We have not gone out and marketed aggressively as of yet. We plan to do that the second half of the year. We would take our footprint up from 3 million homes to about double that and we believe that we're very close to getting a couple more studios to make their product available. And we're continuing our tests on SVOD versus VOD. Our feeling is you only get one time to come out of the box the right way. And if you look at how we started with high-speed data, how we started with digital, we were quite prudent and careful until we got the product right and then we went very, very quickly. We would anticipate that happening with video on demand the second half of this year. Good news is a lot of the technical difficulties related to this business are now behind us - the going integration with the guides with the video on demand companies. The servers are in place. We spent the money so now it's the fun part of making sure that the customer proposition is tweaked and that we have all of the product and then we can get going in the second half of the year. If you look at cash flow coming from these businesses you can see that digital cable still contributes more cash flow than high-speed Internet access but we


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               would anticipate these lines crossing at some time in the not too distant future. I mentioned beyond new product success one of the things that we're proud of this year as has been the case over the last five years is our ability to continue to bring in all of the growing - the systems we've gotten through acquisition and also trades and swaps. And what you'll see here is the bar chart is EBITDA, which is accelerating through internal growth and new products but also accelerating because we've done a lot of acquisitions and swaps. And the orange line across the years here is our margin. And what you'll see is that our margin has stayed in the 42 to 43% range straight through all that acquisition and swap activity. We started with 4.5 million subscribers. We now have 8.5 but in reality the number of new systems has actually been more than 50% because we swapped out and swapped in. So the level of integration work that our company has done over the last five years and the ability to maintain our margin is something that we're very proud of. And in many ways when you look at a company like Comcast what you're really looking at are about 200 executives who really run the systems. And in each system a General Manager, a financial person, an engineering person, a marketing person - those are the people who really run the business. Brian and I like to think we have something to do with it but in reality it's those 200 people who day in and day out run the business. And many of those people have now been through five or seven or ten integrations over the last five or ten years. We know exactly how to do it and those are the people, I think, that we're going to be relying on heavily along with some folks from AT&T when we put the two companies together. If you look at the next slide and now I'll talk with an eye toward the future and the challenge that is going to be facing us later this year after we come together with AT&T Broadband. Whenever we take over new cable systems what we try to do is follow the same roadmap. It's fairly simple but it's one that's worked for us time and time again. The first thing we try to do is set clear priorities. And this sounds very simple but sitting down and saying priority number one is cash flow growth. Priority number two is prudently rolling out new products in a way that doesn't jeopardize priority number one - making sure that everybody knows that those are the two primary financial goals. We would obviously have goals in terms of service and in terms of how we run the business - integrity and how we hire people, etc. But in terms of financial goals making sure that everybody understands that we think is the most important thing. And it's interesting. Different companies have had different priorities. There was a time when AT&T had priority number one - let's get 500,000 telephone customers or let's get a million telephone customers. We always flip that and we say your number one responsibility is to generate cash flow according to the budget that we've all agreed upon and to continue to launch new products and set yourself up for the future. The second thing we would do is make sure that we had very strong local management and this is where our job at times gets very tedious but we plan on going to every single AT&T system. They have sixteen major clusters and we would go to every single one, interview every single executive, get a chance to know everybody, try to find the best between the two companies. And typically in the budgeting process we would spend two full days in every major cluster of over 500,000 subscribers and make sure that first of all the people who are in place to drive the results are people that we're comfortable with - who understand the business and have a proven track record of doing that. We would then ask those people to budget locally and give them a six to eight week period to do that and we would then come back and review those budgets. And what we found is the quickest way to make sure that the budgets show financial improvements is to require any acquired system to show a P&L. Let's say it's a system with 500,000 subscribers. To show their P&L stacked up line by line versus a Comcast system with a 45% margin that also has 500,000 subscribers and we make every budget meeting start with those slides and you'd be surprised how fast the local management will figure out ways to at least address anomalies between the business that we're acquiring and the systems that we have. We would be there for each of those line by line reviews. We do all of our budgeting in the field and if they have sixteen major clusters in AT&T - that means 32 days on the road myself and my senior most six or eight people going through line by line by line. Half way through it you forget where you are but we think this process is really what results in budgets, which really allow us to drive the business and make sure that we get the improvement. And then we do monthly P&L reviews


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               with every system and manage by exceptions. So that's the
               overall process. The results that you get from that process - I'll give you some examples. These are the 1.4 million AT&T Broadband subscribers that we acquired January `00. So we've had these systems for a little over a year, about fourteen months. And what you'll see - I'll bring your attention if I could - to operating cash flow margin. The average system that we acquired had a 31% margin - 31.6% margin. In 2001 we brought that up to 37.7% and this year our budgets and our estimates and we're tracking right on this would be to bring those systems up to 40.6% margins. One of the questions we get asked frequently is okay, what are the five things you do when you come in and you see one of these systems? So I thought what I'd do is break down this slide into a little bit more detail and here we have a specific system. This breaks down to 1.4 million. Is this Ann Arbor or Royal Oak? Okay, this would be Royal Oak, Michigan, which was a TCI system. And what you can see here is that we have been able to go from a 24% margin up to a 40% margin and the major way we've done it here is with revenue. We have brought revenue from 41 to 51 to 58. What we've found is that in a lot of the TCI systems the businesses tended to be under-marketed. The call centers were not used in a sales oriented way so one of the things we tried to do in addition to getting the system rebuilt so that you can launch the new products - is make sure that we were aggressively selling, that we were selling packages as opposed to just selling units, that we're spending the appropriate amount on marketing. I believe in this system we actually added people as opposed to reducing people. We have another system, which happens to be Ann Arbor, Michigan, which is not all that far away from Royal Oak with about 134,000 subscribers. Here the story was very different. This is a system that we bought from AT&T but it was an old Media One system and here we reduced the headcount. We had layoffs immediately upon taking over the business. And really took a lot of costs out of the marketing side of the business. Same story in terms of margin getting them from 23% up to 38% but much more of a cost driven story and really tried to take the business and introduce new products but at the same time make sure that the cost side of the business was in place. But I think in both of these cases taking the margin during a 24-month period up from where it was to more of a Comcast norm. If you then look at the next slide one of the issues that obviously is going to be facing us as we look at AT&T is the fact that AT&T will have 1.5 to 1.7 million telephone subscribers when we put the two companies together. We happened to inherit telephony in Michigan again going back to Michigan to keep all of the examples on tract about 200,000 subscribers AT&T Media One had already launched telephony. When we took the systems over about twelve months ago - looking back to 2000 cash flow was minus $3.7 million and there were about 12,000 telephone customers. We've actually grown that business taking the business up. A lot of people have questioned whether we would continue to support the circuit switch phone business. We've actually grown that business from 12,000 customers to 20,000 and plan to end this year with 28,000. But most importantly for us we've taken the cash flow per subscriber from minus 3.7 to plus 2 to next year plus 4. So we believe that the things that we've done in this particular area granted on a much smaller scale are things that would be applicable as we expand the business putting AT&T and Comcast together. So those are some of the things that we've done in terms of integrating and continuing to roll out the business. We are very optimistic about what happens when you put these two companies together. It's now been a couple months since we signed the deal and I think our optimism remains very high. We think that first of all the ability to take the AT&T margins up a Comcast level - we'd like to give ourselves three years as opposed to the two year track record that we've had with new acquisitions just given the size of the business. We think three years is a prudent timeframe rather than two, but we think that represents a very attractive opportunity and then beyond that getting the scale economics that come when you go from 8 million subscribers to 22 million subscribers. And then ultimately the ability to have a 22 million subscriber - 38 million home footprint and use that footprint to drive all sorts of new businesses whether it's advertising, whether it's interactive television, new programming channels, content, interactive television, etc. we think is a tremendous opportunity. So we look at 2001 as being a great year for our company - 2002 we're anxious to get going. We're anxious to get the


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               deal done and John will touch on that in his section of the presentation but we're very optimistic and welcome the chance to tell you about it. John -

John Alchin:

               Thanks a lot, Steve. What I'd like to do just in wrapping this presentation up is to take a quick look at the consolidated numbers, spend a minute or two on both QVC and our content division, drill down into our balance sheet as it stands today, and give you a bit of a preview of what the combined balance sheet will look like pro forma for the merger with AT&T Broadband. Bottom line on a consolidated basis for last year all of our business including cable did extremely well reporting $9.9 billion of revenue up 10.2% over the previous year and 12.3% growth in the operating cash flow finishing the year at $2.9 billion. I think Steve has given you a very solid preview of the various elements of the cable business. What I would emphasize just by way of wrap up is the outlook for this year - 12 to 14% cash flow growth up from 12.1% last year and I think we've had a history that's been demonstrable of putting out very, very conservative guidance feeling very comfortable with the numbers. In the area of RGUs last year in cable we increased guidance a couple of times and still beat the numbers that we put out there. So we feel comfortable with the numbers that we have here for estimates in '02. In QVC just another great year last year and despite the tragedy of September 11 still a great quarter in the fourth quarter for QVC. They reported 24.4% growth in cash flow in the fourth quarter despite the disruption and being off the air. In the fourth quarter last year they had their best day ever on December 8 I believe it was - when they reported sales world wide of $80 billion - $80 million - sorry. This is the one time I'm not allowed to use billion and that momentum continues into the first quarter of this year. On January 24 they had another gold sales day - an event that they have a number of times through the year - $28 million worth of sales that day. The number of dollars sold is not as important as the number of new names - 5,200 new names, 334,000 units sold in that one day. Again, guidance for this year very consistent with what they reported last year - 16% increase in cash flow last year. Mid-teen outlook for 2002. They will continue to perform well. In the content sector we reported revenue up 17% to $743 million in cash flow up 45% on a pro forma basis to $189 million. We expect mid teen growth here again with all segments performing well. E! reported 15% increase in subs last year to 76 million. They'll continue to expand not just in the core channel but in their spin off channel style. They're currently in about 10 million homes - 15 million homes with contracts taking them over the next couple of years up to fully 40 million homes. Also the Golf Channel 19% increase in revenue to $130 million and operating cash flow up 28% to $43 million. This is a channel currently in 46 million homes. We'll see further growth and despite softness in the advertising market they continue to be a niche advertiser sought out by households with incomes in excess of $75,000 so one of the most desirable segments to the advertising sector. With this type of performance then out of the various units one of the things we've seen on a consolidated basis as a company is a growing ability to generate free cash flow, the combination of increasing operating cash flow offset by decreasing capital expenditures. Last year as we show on the left hand side of the slide here was a peak year for investment across our various sectors, most notably in the cable sector with total capital expenditures of $2.2 billion - $1.85 of that $2.2 was invested in the cable plant to reach the levels of plant rebuild that Steve described in his part of the presentation. That meant that after paying all interest, taxes, and even after meeting the extraordinary amount of $140 million additional that we paid for the transition of Excite@home we are at about a break-even level. So about $100 million prior to that amount. As you look at Ray Katz's estimates for 2002 with the reduction in cable capital expenditures from 1.85 down to 1.3 for the year and further augmented by increasing cash flow in line with that shown on the previous slide estimates for the year range right around the $800 million that Ray is estimating we'll generate for this year. When you look then at the balance sheet and the ratings that we have behind these numbers we finished the year last year with leverage of 3.6 times, an interest coverage of 4.0 times. This is - these numbers are solidly investment grade with maturities in the near term, very manageable - $450 million this year that will be met out of cash flow that's generated the $800 million of excess cash flow. And if we wanted to draw down we have unused lines of credit


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               amounting to $3.25 billion dollars and readily accessible
               investments in excess of $4 billion. Some of that stands behind
               - about $1.5 billion stands behind the zones security so $2.5 billion of that is readily accessible. So that's the Comcast picture - very, very strong operational performance and very strong financial foundation. Let's then look forward to the AT&T Broadband merger. As Steve described what we're giving ourselves here is additional time to complete what we've already done any number of times. He gave specific examples of the 1.4 million AT&T subs that we integrated in 2001. What we're saying to ourselves here to be more conservative is rather than achieving the operational parity in a matter of 12 to 24 months we're saying that if we were to do this in a three year period following closing through the end of '05 and achieve margins that are more industry-like by the end of '05. This is not to say we can't do it any faster but if we were to do that and if we were to grow our own cable base at a very, very conservative number - this is not guidance. This is for illustrative purposes only of only 11% and if we were to achieve over that period of time through the end of 2005 synergies that scaled in over that time and reached only a peak of $500 million - we think that's readily achievable. Then we would have managed to grow cash flow each year - '02, '03, '04 and '05 at at least 20% across that entire period for each and every year. We think this is a very, very doable scenario. If we then look at that's what we can do operationally - again, what would the combined balance sheet look like? Again, just as with the parent level solidly investment grade. You may recall that under the terms of the deal we agreed to take in $25 billion of debt. Five of that we converted from debt from the preferred security that AT&T had issued to Microsoft, convert that to equity through the issuance of 115 million shares of the new entity. So right off the bat we've taken the burden away to the extent of $5 billion leaving us with a number of $20 billion to be added to our own debt number, net of the zones of $10 billion. This in relation to a consolidated cash flow number of almost $6 billion - $5.9 billion if you look at the aggregate of the guidance from AT&T Broadband and ourselves $5.9 billion. You net from that number the assets that we have said repeatedly are non-strategic. The (inaudible) asset, our own AT&T shares, our own PCS shares that are not associated with our zone security and you come up with an opening balance sheet of 3.6 times debt to cash flow. This number de-leverages rapidly with very conservative assumptions in line with those shown on the previous slide into the mid 2 range - 2.5 times debt to cash flow by 2004. If we move to the next slide the structure that we have decided to adopt to put in place the financing that's needed to meet the debt that will be required at close of the merger is illustrated in this particular schematic. What we've decided to do to equalize all credits, our own and those of the entities that we'll be acquiring under AT&T Broadband, namely Media One and AT&T Broadband LLC, the old TCI group is illustrated here with cross guarantees, up stream guarantees, and down stream guarantees from the new issuer which will be AT&T Comcast Corporation. As of Friday afternoon of last week we were successful in arranging the underwriting of $10 billion out of the $12.5 that will be needed at closing with a group of five underwriters. Included in that group are our three advisors, Morgan Stanley, Merrill Lynch, and J.P. Morgan Chase augmented by two additional co-underwriters B of A Securities and Citicorp SSB. So we have arranged 80% of the funds that will be needed at close. We estimate that the funding requirement at close would be somewhere around the 11 to 12 billion mark - could go as high as $14 billion if in fact additional bonds may be put to us at close. We will arrange the $12.5 billion and augment that with about $3.25 billion of availability that remains out of the part of the $4.5 billion existing bank facility, which will flow into the new issuer. So we'll have a total funding pool of about $16 billion to meet what we think will be a realistic need in the $12 billion range that could grow as high as $14. Even if it grew to the high end of that range we have still $2 billion of additional availability. We feel very good about the fact that we've been able to put this in place in a marketplace that has been relatively tight for new issuers. There was tremendous interest in the early syndication part of this facility and we'll have the entire facility syndicated within a matter of about two to three weeks. I think with that we're ready to open the floor to any questions. (Pause)...No questions? Steve, we convinced them.

Unknown: This morning your merger partners made a presentation stressing quality of customer care and their intense level of interest in the business. And it seemed like they were installing in place an added management group, a positive management group in the old MediaOne. Number one - to what degree can you and do you - are you allowed to and can you and do you communicate with them? And number two - would you be happy if some of these people stayed or rather would you have your own people?

Steve Burke:   Well, it's an interesting thing. The day that Bill Schleyer and his group were appointed was a very bad day for us because we felt that that was a pretty firm indication that AT&T was going to try and go it alone. But in hindsight that was one of the best things that ever happened to us because it put in place a senior management team that looks at the world almost exactly the way we do. In answer to your question - how often do we speak to them? I speak to Bill Schleyer probably two times a day every day - weekends, weekdays. We talk all the time. In terms of the interaction - most of our interaction is post merger planning. It's very difficult for us to get and very dangerous for us from a regulatory point of view to get too intertwined too quickly nor do we think that's right. I mean the fact of the matter is Bill and Ron and that team know what they're doing and for us to come in and second guess them or in any way take the momentum away from the business we think would be unwise. We would hope that in that senior management team we could convince a good chunk of those people to stay with us. This is obviously a big undertaking and as many good people as we can find we're going to want. But we have nothing but praise for the direction they're taking. We've talked about things like how much they're going to spend on rebuilds. We've been cheerleaders when they were talking about taking some costs out of their centralized overhead in Denver. That's exactly what we would have done, so I think one way to look at it is we get twelve months of work done on the business that we would have done ourselves done with this team. And we would hope that they'd give us a chance and a good chunk of them would stay post deal. Is that it? Thank you very much.

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